UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2020

PRUDENTIAL PUBLIC LIMITED COMPANY

1 Angel Court, London

England, EC2R 7AG

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

The exhibits furnished with this current report on Form 6-K are incorporated by reference into the registration statement on Form F-3 of Prudential plc (File No. 333-219863) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRUDENTIAL PUBLIC LIMITED COMPANY

Date: 14 April 2020	By:	/s/ Thomas Clarkson
Thomas Clarkson
Company Secretary

EXHIBIT INDEX

Exhibit No.	Description

1.1	Underwriting Agreement, dated April 8, 2020
4.1	Senior Indenture, dated April 14, 2020, between Prudential plc and Citibank, N.A.
4.2	First Supplemental Indenture, dated April 14, 2020, between Prudential plc and Citibank, N.A.
4.3	Form of Prudential plc 3.125% Notes Due 2030 (included as Exhibit A in Exhibit 4.2)
5.1	Opinion of Morgan, Lewis & Bockius UK LLP
5.2	Opinion of Slaughter & May
23.1	Consent of Morgan, Lewis & Bockius UK LLP (included in Exhibit 5.1)
23.2	Consent of Slaughter & May (included in Exhibit 5.2)